Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                      August 2, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

     Re: AllianceBernstein Cap Fund, Inc. - AllianceBernstein Market Neutral Strategy - U.S. and AllianceBernstein Market Neutral Strategy - Global Post-Effective Amendment No. 89
          File Nos. 2-29901 and 811-1716

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of AllianceBernstein Cap Fund, Inc. on behalf of its series, AllianceBernstein Market Neutral Strategy - U.S. and AllianceBernstein Market Neutral Strategy - Global (each a "Strategy" and, collectively, the "Strategies") as provided orally to Young Seo of this office on June 30, 2010. The Staff's comments and our responses are discussed below.

Prospectus: AllianceBernstein Market Neutral Strategy - Global
--------------------------------------------------------------

Comment 1   Principal Strategies: An explanation of how the Adviser defines a
            "non-U.S. company" should be provided.

Response:   We have included an explanation of a "non-U.S. company" in response to this comment.

SAI
---

Comment 2   Board of Trustees Information- Experience, Skills, Attributes, and
            Qualifications of the Fund's Trustees: Information regarding skills, attributes and qualifications should be more specific in order to provide an explanation of the basis for the Board's decision that a Trustee is qualified.

Response:   We have not revised the disclosure in response to this comment.

Comment 3   Board of Trustees Information- Experience, Skills, Attributes, and
            Qualifications of the Fund's Trustees: The last sentence of the third paragraph, "[r]eferences to the qualifications, attributes and skills of Directors are pursuant to requirements of the Commission, do not constitute holding out of the Board or any Director as having special expertise or experience and shall not be deemed to impose any greater responsibility or liability on any Director on the Board by reason thereof", should be deleted.

Response:   We have revised the disclosure in response to this comment.


      We hereby acknowledge that (i) the Strategies are responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Strategies may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.


                                                      Sincerely,

                                                      /s/ Young Seo
                                                      -------------
                                                          Young Seo


cc:      Andrew L. Gangolf, Esq.
         Stephen J. Laffey, Esq.
         Kathleen K. Clarke, Esq.




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